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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Rudolph Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781270 10 3

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02-02)

Page 1 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Liberty Partners Holdings 11, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) 00

Page 2 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Liberty Investment Partnership #11
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Liberty Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. P.E.B. Associates (d/b/a Liberty Capital Partners, Inc.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States-DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) CO

Page 5 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Peter Bennett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 22,745
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 22,745
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,241,785
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.07%
12.	Type of Reporting Person (See Instructions) IN

Page 6 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Thomas Greig III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 23,000 (See item 4(a) below)
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 23,000 (See item 4(a) below)
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,040 (See item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.07%
12.	Type of Reporting Person (See Instructions) IN

Page 7 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. G. Michael Stakias
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) IN

Page 8 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Michael Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) IN

Page 9 of 16 pages

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. Yvonne Marsh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,219,040
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,219,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person (See Instructions) IN

Page 10 of 16 pages

Item 1.

(a)	Name of Issuer

Rudolph Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Rudolph Road
Flanders, NJ 07836

Item 2.

(a)-(c)	Name of Person Filing; Address of Principal Business Office or, if none , Residence; Citizenship:

This Statement is filed by:

Liberty Partners Holdings 11, L.L.C. (“LLC”); Liberty Investment Partnership # 11 (“11 GP”) which is the managing member of LLC; Liberty Partners, L.P. (“LP”), which is a partner of 11 GP; P.E.B. Associates, doing business as Liberty Capital Partners, Inc. (“LCP”), L.P.’s general partner; and Peter Bennett, Thomas Greig III, G. Michael Stakias, Michael Levine, and Yvonne Marsh, who are directors and stockholders of LCP (the individuals referred to above are collectively referred to herein as the “Managers”);

The Business Address of LLC, LP, 11 GP, LCP and the Managers is 1370 Avenue of the Americas, New York, NY 10019; LLC is a Delaware limited liability company; LP is a Delaware limited partnership; 11 is a General Partnership; LCP is a Delaware corporation; and the Managers are U.S. citizens.

LLC, LP, 11 GP, LCP and the Managers are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

781270 10 3

Item 3.

N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person. Thomas Greig is deemed to be the beneficial owner of an aggregate of 1,242,040 shares of Common Stock consisting of (i) 1,219,040 shares held by Liberty Partners Holdings 11, LLC, (ii) 8,000 shares held directly and (iii) 15,000 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2007.

(b)	Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person based on 30,480,432 shares of common stock outstanding as of December 31, 2007. Mr. Greig’s percentage ownership is calculated based on 30,480,432 shares of common stock outstanding as of December 31, 2007 and assumes that the 15,000 shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

(c)	Number of shares as to which the person has

(i)	sole power to vote or to direct the vote: See Row 5 for the voting and dispositive power for each Reporting Person

(ii)	shared power to vote or direct the vote: See Row 6 for the voting and dispositive power for each Reporting Person

(iii)	sole power to dispose or to direct the disposition of: See Row 7 for the voting and dispositive power for each Reporting Person

(iv)	shared power to dispose or to direct the disposition of: See Row 8 for the voting and dispositive power for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Page 11 of 16 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a “group.” The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13(G) is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

Page 12 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 11, 2008

/s/ Peter Bennett
Peter Bennett, individually, and on behalf of LCP in his capacity as an officer thereof

/s/ Thomass Greig III
Thomas Greig III, individually, and on behalf of LCP in his capacity as an officer thereof

/s/ G. Michael Stakias
G. Michael Stakias, on behalf of LCP in his capacity as an officer thereof

/s/ Michael Levine
Michael Levine, on behalf of LCP in his capacity as an officer thereof

/s/ Yvonne Marsh
Yvonne Marsh, on behalf of LCP in her capacity as an officer thereof

LIBERTY PARTNERS HOLDINGS 11, L.L.C.

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

LIBERTY INVESTMENT PARTNERSHIP #11,

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

Page 13 of 16 pages

LIBERTY PARTNERS, L.P.

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

P.E.B. ASSOCIATES d/b/a LIBERTY CAPITAL PARTNERS, INC.

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

Page 14 of 16 pages

EXHIBIT A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Rudolph Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: February 11, 2008

/s/ Peter Bennett
Peter Bennett, individually, and on behalf of LCP in his capacity as an officer thereof

/s/ Thomas Greig III
Thomas Greig III, individually, and on behalf of LCP in his capacity as an officer thereof

/s/ G. Michael Stakias
G. Michael Stakias, on behalf of LCP in his capacity as an officer thereof

/s/ Michael Levine
Michael Levine, on behalf of LCP in his capacity as an officer thereof

/s/ Yvonne Marsh
Yvonne Marsh, on behalf of LCP in her capacity as an officer thereof

LIBERTY PARTNERS HOLDINGS 11, L.L.C.

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

Page 15 of 16 pages

LIBERTY INVESTMENT PARTNERSHIP #11,

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

LIBERTY PARTNERS, L.P.

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

P.E.B. ASSOCIATES d/b/a LIBERTY CAPITAL PARTNERS, INC.

BY:	/s/ Michael Levine
TITLE:	Michael Levine, Chief Financial Officer

Page 16 of 16 pages